March 4, 2011

Via Edgar

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          State Bank Financial Corporation

Registration Statement on Form 10-12G and Form 10-12G/A

Filed October 29, 2010, November 5, 2010, December 14, 2010, December 27, 2010 and January 26, 2011

File No. 000-54056

Dear Mr. Dundas:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 10, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10 filed by State Bank Financial Corporation.  Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to State Bank Financial Corporation and our wholly owned subsidiary, State Bank and Trust Company.  All references to the “Bank” refer to State Bank and Trust Company only.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.               In future amendments, please be sure to amend your Form 10 to include all items required to be in the filing, not merely those sections that have been amended.

Response:  We have filed all required items with this Amendment No. 5, not just those sections that have been amended.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 2

2.               We note your response to prior comment 3, in our comment letter dated December 28, 2010.  The staff may have further comments once the Form 10 is amended to include the information required by SAB Topic 1:K as it relates to the acquisition of United Americas.

Response:  No response is required.

Item 1.  Business

United Americas Bank, N.A., page 6

3.               Please quantify and provide a breakdown of the assets and liabilities you acquired pursuant to the purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of United Americas Bank, N.A., Atlanta, Georgia, dated as of December 17, 2010, as you have done for the other purchase and assumption agreements described above.

Response:  We have quantified and provided a breakdown of the assets and liabilities acquired in the United Americas Bank, N.A. acquisition on page 6 of Amendment No. 5, as we have done for our other acquisitions.

Item 3.  Properties, page 78

4.              Revise the last paragraph on page 78 to discuss your current intention with respect to the Marietta, Georgia branch office location of NorthWest Bank and Trust and certain branch office locations of United Americas Bank, which you state that you have the opportunity to purchase and/or assume.

Response:  We have revised our disclosure on page 82 of Amendment No.5 to disclose that we intend to purchase the Marietta, Georgia branch office location of the former NorthWest Bank and Trust, however, final settlement with the FDIC with respect to such branch has not yet occurred.  We have also revised our disclosure to provide that in connection with our acquisition of United Americas Bank from the FDIC, pursuant to the terms and conditions of the purchase and assumption agreement, we have an option for a period of 90 days to purchase and/or assume certain contracts associated with United Americas Bank’s assets, including certain of its branch office locations.  Our 90-day time period for making a determination of whether to purchase the United Americas Bank

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 3

branches has not yet expired; however, to date, we have closed one of the two branches.

Item 6.  Executive Compensation

Summary Compensation, page 88

5.               We note your response to prior comment 11, in our comment letter dated December 28, 2010.  Please tell us whether any of the additional 52 employees that you have mentioned, each of whose salary exceeds $100,000, serves as a vice president in charge of a principal business unit, division or function (such as sales, administration or finance).  If so, please revise your disclosure as appropriate.  Refer to Item 402(a)(3) of Regulation S-K (persons covered by Item 402) and Exchange Act Rule 3b-7 (definition of “executive officer”).

Response:  The Bank is divided into four principal divisions as outlined below.  Each of the four divisions operates under the supervision of one of our four executive officers:

•                  Financial Division:  Our Financial Division is headed by our Chief Financial Officer, J. Daniel Speight, and is responsible for all aspects of financial reporting and is comprised of our Controller Regulatory Relations, Treasurer and Senior Controller.

•                  Credit Division:  Our Credit Division is headed by our Chief Credit Officer and President, Kim Childers, and is comprised of our normal credit operations occurring in the Bank’s two banking regions (Middle Georgia and Atlanta), the Special Assets Division and Correspondent/Specialty Lending.

•                  Support Division:  Our Support Division is headed by our Chief Operating Officer (and Chief Financial Officer), J. Daniel Speight, and also contains the Bank’s Middle Georgia Banking Region.  This division is comprised of retail and commercial banking activities for the Middle Georgia Region and corporate support functions, including information technology-information systems, deposit operations, loan operations, facilities, legal, investor relations, revenue-sales leadership, marketing, deposit administration, security, business continuity, corporate insurance, project management and the vendor management program.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 4

•                  Risk and Human Resources Division:  Our Risk and Human Resources Division is headed by our Executive Risk Officer and Chief Banking Officer, Stephen Doughty, and also contains the Bank’s Atlanta Banking Region. This division is comprised of retail and commercial banking activities for the Atlanta Banking Region and human resource support functions, including payroll, benefits management, personnel talent recruiting, training and development.  This division also includes our risk support functions, including regulatory relations, internal audit programs, external audit programs, compliance management systems, Community Reinvestment Act compliance assurance, Bank Secrecy Act compliance assurance, the audit exception and examination recommendation resolution-remediation program and centralized policy management.

Each of Messrs. Speight, Childers and Doughty report directly to our Chief Executive Officer, Joseph Evans.  Each of our employees serving in the roles of Executive Vice President, Senior Vice President or Vice President serve in a subdivision of one of the four above-referenced principal divisions and each report directly to the executive officer in charge of the principal division, and none of these employees has any policy-making functions.  Importantly, we have identified a new Chief Financial Officer candidate, John S. Poelker, and we intend to appoint him to serve as our Chief Financial Officer following regulatory non-objection.  At that time, we would have five executive officers (as Mr. Speight would continue in his role as Chief Operating Officer and Vice Chairman).

Item 15.  Financial Statements and Exhibits, page 103

Exhibits

6.              It appears that certain schedules and/or exhibits have not been included in exhibits 2.1, 2.2, 2.3, 2.5 and 2.6.  Please refile each of these exhibits in its entirety.

Response:  Pursuant to Item 601(b)(2) of Regulation S-K, we have omitted certain schedules to the purchase and assumption agreements entered into with the FDIC which are not material to an investment decision.  Each of the filed purchase and assumption agreements, however, provide the titles of each of the omitted schedules which identify the contents of the omitted schedule.  In addition, we have re-filed exhibits 2.1, 2.2, 2.3, 2.5 and 2.6 to specifically note on the table of contents to each purchase and assumption agreement that certain schedules have been omitted pursuant to Item 602(b)(2) of

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 5

Regulation S-K and to provide that we agree to furnish a copy of such omitted schedules to the Commission upon request.

On behalf of State Bank Financial Corporation, I acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comments regarding the referenced Registration Statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (498) 722-6222 or our attorney Brennan Ryan at (404) 322-6218.

Sincerely,

/s/ J. Daniel Speight

J. Daniel Speight
Chief Financial Officer and Chief Operating
Officer

cc:           J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP

Charles D. Vaughn, Esq., Nelson Mullins Riley & Scarborough LLP